EXHIBIT 99.1

Caledonia Mining Corporation Plc: Fatal accident at Blanket Mine

ST HELIER, Jersey, Sept. 23, 2024 (GLOBE NEWSWIRE) -- It is with regret that Caledonia Mining Corporation Plc (“Caledonia”) (NYSE AMERICAN: CMCL; AIM: CMCL; VFEX: CMCL) reports that an accident took place on September 21, 2024 at the Blanket Mine in Zimbabwe, where an employee was hit by a fall of rock while drilling in a development area and as a result has sadly died.

Management at Blanket Mine are assisting the relevant authorities in their enquiry into this accident.

Caledonia expresses its condolences to the family and colleagues of the deceased.

Enquiries:

Caledonia Mining Corporation Plc Mark Learmonth Camilla Horsfall	Tel: +44 1534 679 800 Tel: +44 7817 841 793
Cavendish Capital Markets Limited (Nomad and Joint Broker) Adrian Hadden Pearl Kellie	Tel: +44 207 397 1965 Tel: +44 131 220 9775
Panmure Liberum Capital Limited (Joint Broker) Scott Mathieson/ Matt Hogg	Tel: +44 20 3100 2000
Camarco, Financial PR (UK) Gordon Poole Julia Tilley Elfie Kent	Tel: +44 20 3757 4980
3PPB (Financial PR, North America) Patrick Chidley Paul Durham	Tel: +1 917 991 7701 Tel: +1 203 940 2538
Curate Public Relations (Zimbabwe) Debra Tatenda	Tel: +263 77802131
IH Securities (Private) Limited (VFEX Sponsor - Zimbabwe) Lloyd Mlotshwa	Tel: +263 (242) 745 119/33/39